FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 under
the Securities Exchange Act of 1934

For the month of December, 2005

ICON plc
(Registrant’s name)

0-29714
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Yes X	No ____
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____	No X
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

On 6 December 2005, Dr. Ronan Lambe and Dr. John Climax gifted 64,000 and 80,000 American Depositary Receipts, respectively, to Mr. Peter Gray, ICON plc’s (the “Company”) chief executive officer. The Company has accounted for these transfers of equity instruments from shareholders to Mr. Gray as share based payment transactions, and has recorded a compensation expense of $6,023,520 in its December income statement, measured by reference to the fair value of the ordinary shares on the grant date. As this transaction is a transfer of already issued stock between officers and directors of the Company, the expense so recorded has no cash flow impact on the Company and creates no dilution.  The fair value of the ordinary shares on the date of gift was determined by reference to market price.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON plc

December 9, 2005	/s/ Peter Gray
Date	Peter Gray
Chief Executive Officer,
Director